                                 EXHIBIT 99.1(B)


                        PRO FORMA VALUATION UPDATE REPORT
                             MUTUAL HOLDING COMPANY
                                 STOCK OFFERING


                               MUTUAL SAVINGS BANK
                              MILWAUKEE, WISCONSIN


                                  DATED AS OF:
                                 AUGUST 25, 2000















                                  PREPARED BY:

                                RP FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210

                            ARLINGTON, VIRGINIA 22209

                                                                 August 25, 2000



Board of Directors
Mutual Savings Bank
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223

Members of the Board of Directors:

     We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

     This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated June 9, 2000 (the "original appraisal") is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

     On February 21, 2000, the Board of Directors of Mutual Savings Bank, Milwaukee, Wisconsin ("Mutual Savings" or the "Bank") unanimously adopted the Plan of Restructuring (the "Restructuring"). Pursuant to the Restructuring, Mutual Savings proposes to simultaneously to (i) convert from a state-chartered savings bank to a federally-chartered savings bank; (ii) reorganize into a mutual holding company under OTS regulation; and (iii) acquire First Northern Capital Corporation, Green Bay, Wisconsin ("First Northern"), the savings and loan holding company for First Northern Savings Bank, S.A. ("FNSB"). As part of the Restructuring, FNSB will convert from a state-chartered savings and loan association to a federally-chartered savings bank. Mutual Savings and FNSB will become wholly-owned subsidiaries of Bank Mutual Corporation ("Bank Mutual" or the "Holding Company"), a federal corporation. Bank Mutual will issue a majority of its common stock to Mutual Savings Bancorp, MHC (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock in a public stock offering. Bank Mutual's common stock will also be issued as part of the consideration for the acquisition of First Northern. The total shares offered for sale to the public and issued to the First Northern shareholders will constitute a minority of the Holding Company's stock (49.9 percent or less).

     Pursuant to the Restructuring, the Holding Company will offer the public shares of common stock in the Subscription Offering to Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members, and directors, officers and employees



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RP Financial, LC.
Board of Directors
August 25, 2000
Page 2


of Mutual Savings. Upon completion of the Subscription Offering, any shares of common stock not subscribed for in the Subscription Offering will be offered in the Community Offering.

     In connection with the Restructuring and pursuant to the Agreement and Plan of Merger (the "Agreement") between Mutual Savings and First Northern, each share of First Northern common stock issued and outstanding at the Effective Time shall be converted into and become the right to receive either cash in the amount of $15.00 or 1.5 shares of Bank Mutual common stock, anticipated to have a value of $15.00 based on a $10.00 per share offering price for the shares to be sold in the public offering. The percentage of First Northern shares exchanged for stock may vary between 40 percent and 70 percent, at the option of Mutual Savings, but shall not be less than 40 percent. As of June 30, 2000, First Northern had 8,375,808 shares of common stock outstanding. The consolidated operations of First Northern will be merged into the Holding Company and the Holding Company will maintain FNSB as a separate subsidiary. Accordingly, following the Restructuring, Bank Mutual will be a thrift holding company with 100 percent ownership of Mutual Savings and FNSB. The acquisition of First Northern will be accounted for under the purchase method of accounting.

     This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in the Bank's and First Northern's financial conditions, including financial data through June 30, 2000 on a pro forma basis giving effect to the acquisition of First Northern; (2) an updated comparison of Mutual Savings' financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the original appraisal.

     The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

RP Financial, LC.
Board of Directors
August 25, 2000
Page 3


Discussion of Relevant Considerations

     1.   Financial Results

     Table 1 presents summary balance sheet and income statement details for the pro forma institution, giving effect to the acquisition of First Northern, for the twelve months ended March 31, 2000 and updated financial information through June 30, 2000. The purchase accounting adjustments applied to both the March 31, 2000 and June 30, 2000 financial data have been conformed to the prospectus, which include eliminating the fair value adjustment applied to the shares to be issued to the First Northern shareholders. Additionally, the pro forma income statement for the twelve months ended March 31, 2000 was revised to reflect the purchase accounting adjustments for the accretion of discount related to First Northern's deposits and borrowings, the amortization of First Northern's loan servicing rights and the additional depreciation resulting from the write-up of First Northern's office properties, so as to be consistent with the pro forma adjustments that are set froth in the prospectus for the period ended June 30, 2000.

     The overall composition of Mutual Savings' pro forma June 30, 2000 balance sheet was comparable to the March 31, 2000 balance sheet, with assets increasing slightly during the quarter ended June 30, 2000. Updated pro forma combined earnings for the Bank were slightly higher, increasing from negative 0.05 percent of average assets for the twelve months ended March 31, 2000 to positive
0.02 percent of average assets for the twelve months ended June 30, 2000. Earnings for both periods were negatively impacted by the revaluation adjustment made to goodwill, which equaled $15.6 million.


                                     Table 1
                               Mutual Savings Bank
                              Recent Financial Data

                                        At March 31, 2000(1)                  At June 30, 2000(1)
                                      Amount           Assets               Amount          Assets
                                      ------           ------               ------          ------
                                      ($000)            (%)                 ($000)           (%)
Balance Sheet Data
Total assets                        $2,581,461         100.0%             $2,637,298        100.0%
Cash, cash equivalents                 (41,060)         -1.6                 (40,809)        -1.5
Investment securities                   82,930           3.2                  94,842          3.6
Mortgage-related securities            488,065          18.9                 476,123         18.1
Loans, net                           1,868,223          72.4               1,916,987         72.7
FHLB stock                              24,287           0.9                  27,085          1.0
Intangible assets                       69,860           2.7                  69,581          2.6
Deposits                             1,887,456          73.1               1,869,329         70.9
Borrowings                             448,808          17.4                 510,631         19.4
Total equity                           215,346           8.3                 217,843          8.3

RP Financial, LC.
Board of Directors
August 25, 2000
Page 4


                               Table 1(continued)
                               Mutual Savings Bank
                              Recent Financial Data


                                                      12 Months Ended                    12 Months Ended
                                                     March 31, 2000(1)                   June 30, 2000(1)
                                                     -----------------                   ----------------
                                                                    Avg.                                Avg.
                                                  Amount           Assets               Amount         Assets
                                                  ------           ------               ------         ------
                                                  ($000)            (%)                 ($000)          (%)
Summary Income Statement
Interest income                                 $ 169,963           6.59%             $ 174,632          6.64%
Interest expense                                 (106,820)         (4.14)              (109,341)        (4.16)
                                                ---------          -----              ---------          ----
  Net interest income                              63,143           2.45                 65,291          2.48
Provision for losses                                 (964)         (0.04)                (1,011)        (0.04)
                                                ---------          -----              ---------          ----
  Net interest income after provision              62,179           2.41                 64,280          2.45
Other operating income                             11,085           0.43                 11,471          0.44
Goodwill amortization                              (5,198)         (0.20)                (4,753)        (0.18)
Non-interest operating expense                    (47,929)         (1.86)               (47,746)        (1.82)
                                                ---------          -----              ---------          ----
  Net operating income                          $  20,137           0.77                 23,252          0.88
Non-operating income
Net gain(loss) on sale of loans/sec.                  616           0.02                    506          0.02
Write-down of goodwill                            (15,579)         (0.60)               (15,579)        (0.59)
                                                ---------          -----              ---------          ----
  Net non-operating income                        (14,963)         (0.58)               (15,073)        (0.57)
Income before taxes                             $   5,174           0.20                  8,179          0.31
Income taxes                                       (6,423)         (0.24)                (7,555)        (0.29)
                                                ---------          -----              ---------          ----
Net income                                      $  (1,249)         (0.05)             $     624          0.02%

(1) Includes impact of purchasing accounting adjustments for the acquisition of First Northern. Does not reflect impact of stock proceeds.

Sources: Mutual Savings' prospectus, First Northern's audited and unaudited financial statements, and RP Financial calculations.


     Mutual Savings' pro forma total assets increased by $55.8 million, or 2.2 percent, from March 31, 2000 to June 30, 2000, as both institutions posted an increase in assets during the quarter ended June 30, 2000. Asset growth was primarily sustained by loan growth, as the loans receivable balance increased from $1.868 billion to $1.917 billion, or 2.6 percent, during the three months ended June 30, 2000. The balance of cash and investments exhibited little change

RP Financial, LC.
Board of Directors
August 25, 2000
Page 5


during the quarter ended June 30, 2000, as an increase in the balance of investment securities was offset by a comparable decline in the balance of mortgage-related securities. The negative balance indicated for cash and cash equivalents was slightly lower as of June 30, 2000, as a decline in Mutual Savings' June 30, 2000 balance of cash and cash equivalents was more than offset by an increase in First Northern's cash and cash equivalents balance and a decline in the cash outlay required for the acquisition of First Northern. The decline in the cash outlay was attributable to a reduction in the number of First Northern shares outstanding during the quarter ended June 30, 2000, as the result of stock repurchases implemented by First Northern. Due to the reduction in First Northern's shares outstanding, the estimated amount of the cash outlay for the acquisition declined from $85.5 million as of March 31, 2000 to $84.0 million as of June 30, 2000. The decline reflected in the updated balance of intangible assets was attributable to the amortization of the Mutual Savings' existing balance of goodwill and a slight decline in the amount of goodwill created by the acquisition of First Northern.

     Overall, the Bank's concentration of loans receivable comprising total assets increased from 72.4 percent to 72.7 percent as of March 31, 2000 and June 30, 2000, respectively. Over the same time period, the Bank's ratio of cash and investments, including FHLB stock, increased from 2.5 percent of assets to 3.1 percent of assets and the mortgage-related securities balance declined from 18.9 percent to 18.1 percent of assets. Intangible assets declined from 2.7 percent of assets as of March 31, 2000 to 2.6 percent of assets as of June 30, 2000.

     Updated credit quality measures indicated a slight improvement in the Bank's pro forma combined credit quality, which was supported by a decline in Mutual Savings' balance of non-accruing loans. Overall, the Bank's pro forma balance of non-performing assets and accruing loans that are more than 90 days past due declined from $6.1 million, or 0.24 percent of assets, at March 31, 2000 to $5.9 million, or 0.22 percent of assets, at June 30, 2000.

     Asset growth was funded primarily by increased utilization of borrowings, as deposits declined slightly during the quarter ended June 30, 2000. Accordingly, the Bank's updated pro forma funding composition exhibited a shift towards a higher concentration of borrowings, as borrowings equaled 17.4 percent and 19.4 percent of assets as of March 31, 2000 and June 30, 2000, respectively. Comparatively, the Bank's pro forma deposits declined from 73.1 percent of assets at March 31, 2000 to 70.9 percent of assets at June 30, 2000. Capital growth kept pace with the Bank's asset growth, as Mutual Savings' updated pro forma equity-to-assets ratio of 8.3 percent was unchanged from the March 31, 2000 ratio. Based on estimated goodwill of $69.6 million, or 2.6 percent of assets, the Bank's pro forma updated tangible equity-to-assets ratio equaled 5.7 percent, which was slightly above the comparable 5.6 percent ratio reflected at March 31, 2000.

     The Bank's pro forma combined operating results for the twelve months ended March 31, 2000 and June 30, 2000 are also set forth in Table 1. Updated earnings for the Bank were slightly higher, as pro forma reported earnings equaled negative 0.05 percent and positive 0.02 percent of average assets for the twelve months ended March 31, 2000 and June 30, 2000,

RP Financial, LC.
Board of Directors
August 25, 2000
Page 6



respectively. Earnings for both periods were adjusted to reflect the pro forma impact of the purchase accounting acquisition of First Northern. The Bank's updated reported earnings continued to be negatively impacted by the revaluation adjustment made to goodwill, which amounted to 0.59 percent of average assets for the most recent twelve month period. Exclusive of the revaluation adjustment, the Bank's pro forma updated earnings continued to be fairly representative of its core earnings, with net interest income and operating expenses remaining the two dominant components of Mutual Savings' pro forma earnings.

     Mutual Savings' updated net interest income to average assets ratio exhibited little change, equaling 2.48 percent and 2.45 percent for the twelve months ended March 31, 2000 and June 30, 2000, respectively. The modest change reflected in the update net interest income ratio was the result of stability maintained in both the interest income and interest expense ratios. Mutual Savings' interest rate spread widened during the quarter ended June 30, 2000 compared to the year ago period, while First Northern's interest rate spread narrowed during the comparable time periods. The widening of Mutual Savings' interest rate spread was supported by redeployment of lower yielding cash and investments into higher yielding loans and mortgage-related securities. The narrowing of First Northern's interest spread was the result of an increase in funding costs, which was only partially offset by a higher yield earned on interest-earning assets. The net interest income ratios for both periods shown in Table 1 reflect a reduction of interest income to account for the loss of interest income that will result from the cash outflows related to the acquisition, net of the discount accretion that results from the purchase accounting adjustments applied to First Northern's interest-earning assets and interest-bearing liabilities. The reduction in interest income resulting from the acquisition declined from $3.6 million for the twelve months ended March 31, 2000 to $2.6 million for the twelve months ended June 30, 2000, which was supported by both a reduction in the cash outlay for the acquisition and an increase in accretion of discounts related to the fair value adjustments applied to First Northern's interest-earning assets and interest-bearing liabilities.

     Pro forma operating expenses as a percent of average assets exhibited a slight decline in the Bank's updated earnings, which was realized through a slight decline in operating expenses and asset growth. Exclusive of the goodwill amortization expense, pro forma operating expenses declined from 1.86 percent of average assets for the twelve months ended March 31, 2000 to 1.82 percent of average assets for the twelve months ended June 30, 2000. The goodwill amortization expense also declined slightly in the Bank's updated earnings, equaling 0.20 percent and 0.18 percent of average assets for the twelve months ended March 31, 2000 and June 30, 2000, respectively. The decline in goodwill expense ratio was largely the result of asset growth and a reduction in the amortization expense recorded from Mutual Savings' existing goodwill. The goodwill amortization expense resulting from the acquisition of First Northern equaled $2.9 million for both twelve month periods shown in Table 1. Overall, Mutual Savings' higher net interest margin and lower level of operating expenses, including goodwill amortization, translated into a higher updated expense coverage ratio (net interest income divided by operating expenses) of
1.24 times, versus a comparable ratio of 1.19 times recorded for the twelve months ended March 31, 2000.

RP Financial, LC.
Board of Directors
August 25, 2000
Page 7


     Non-interest operating income remained a stable contributor to the Bank's updated pro forma earnings, equaling 0.43 percent and 0.44 percent of average assets for the twelve months ended March 31, 2000 and June 30, 2000, respectively. Accordingly, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly more favorable compared to the original appraisal, equaling 64.6 percent and 62.3 percent for the twelve months ended March 31, 2000 and June 30, 2000, respectively.

     Pro forma loan loss provisions remained a stable factor in the Bank's updated earnings, equaling 0.04 percent of average assets for both twelve month periods shown in Table 1. Gains realized from the sale of loans and investment securities remained a nominal factor in the Bank's updated earnings, equaling
0.02 percent of average assets for both of the twelve months periods shown in Table 1. As previously noted, the $15.6 million write-down of the Bank's existing goodwill was a factor in both earning periods shown in Table 1, and as a percent of average assets declined from 0.60 percent to 0.59 percent for the twelve months ended March 31, 2000 and June 30, 2000, respectively. Consistent with the original appraisal, gains realized from the sale of loans and investments and the write-down of the goodwill are considered to be non-recurring sources of income and expenses for purposes of determining the Bank's core earnings.

     2.   Peer Group Financial Comparisons

     Tables 2 and 3 present the financial characteristics and operating results for Mutual Savings, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through June 30, 2000. Consistent with the original appraisal, the Bank's ratios have been adjusted to reflect the pro forma impact of the merger with First Northern on a consolidated basis, before factoring in the proceeds to be realized from the public stock offering. FloridaFirst has been excluded from the updated Peer Group analysis, as the result of announcing plans to complete a second step conversion.

     In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. Consistent with the original appraisal, the Bank's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Bank continued to maintain a lower level of interest-earning assets than the Peer Group, based on updated interest-earning assets-to-assets ratios of 93.9 percent and 96.3 percent, respectively. The Bank's lower ratio was primarily attributable to the larger impact of goodwill on its pro forma balance sheet and the negative cash and cash equivalents balance that results from funding the cash portion of the merger consideration and merger related expenses. Goodwill equaled 2.6 percent of Mutual Savings' assets, versus a comparable ratio of 0.5 percent for the Peer Group.



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RP Financial, LC.
Board of Directors
August 25, 2000
Page 8






                               [Complex table not
                                EDGAR converted]

RP Financial, LC.
Board of Directors
August 25, 2000
Page 9






                               [Complex table not
                                EDGAR converted]

RP Financial, LC.
Board of Directors
August 25, 2000
Page 10





     The updated mix of deposits and borrowings maintained by Mutual Savings and the Peer Group also did not change significantly from the original appraisal. Mutual Savings' funding composition continued to reflect slightly higher concentrations of deposits and borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 90.3 percent and 85.9 percent for the Bank and the Peer Group, respectively, with the Peer Group's lower ratio continuing to be supported by the maintenance of a higher capital position. Mutual Savings posted an updated equity-to-assets ratio of 8.3 percent, which remained below the comparable ratio of 12.4 percent for the Peer Group. After considering goodwill and other intangible assets, Mutual Savings' tangible net worth ratio of 5.7 percent remained well below the Peer Group's tangible net worth ratio of 11.9 percent. Consistent with the original appraisal, the Bank's regulatory capital ratios do not reflect the impact of the First Northern acquisition, as Mutual Savings and FNSB will be maintained as separate bank subsidiaries of the Holding Company. Mutual Savings' regulatory capital will be lower following the acquisition of First Northern, since the acquisition will be in part funded with the Bank's capital.

     Overall, Mutual Savings' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 104.0 percent, which remained below the comparable Peer Group ratio of 112.1 percent. As discussed in the original appraisal, the additional capital realized from stock proceeds should serve to provide Mutual Savings with an IEA/IBL ratio that is more comparable to the Peer Group's ratio, although the Peer Group's current IEA/IBL ratio will continue to exceed the Bank's pro forma ratio.

     Updated growth rates for Mutual Savings are based on annualized growth for the eighteen months ended June 30, 2000, while the Peer Group's growth rates reflect growth for the twelve months ended June 30, 2000. Consistent with the original appraisal, Mutual Savings' growth rates are based on Mutual Savings' growth and the growth resulting from the purchase accounting acquisition of First Northern. As the result of the acquisition of First Northern, Mutual Savings' asset and loan growth rates remained well above the comparable growth rates posted by the Peer Group. Likewise, the Bank's cash and investments growth rate remained lower than the Peer Group's growth rate, as the pro forma impact of the cash outflows to fund the First Northern acquisition continued to translate into a more significant negative cash and investments growth rate for the Bank. Loan growth continued to account for most of the Peer Group's asset growth, as the Peer Group's updated cash and investments growth rate was slightly negative. Without the acquisition related growth, the Peer Group's asset growth rates continued to exceed the Bank's updated growth rates. Following the stock offering, the Bank's leverage capacity will be less than currently maintained by the Peer Group.

     Deposits, borrowings and equity growth rates for the Bank remained above the comparable Peer Group growth rates, as the result of the growth related to the acquisition of First Northern. Asset growth for the Peer Group continued to be funded by growth in deposits and borrowings, with a higher growth rate continuing to be reflected for deposits. As noted in the original appraisal, the slightly negative borrowings growth rate indicated for the Peer Group is

RP Financial, LC.
Board of Directors
August 25, 2000
Page 11



understated by the Peer Group companies that recorded borrowing growth rates in excess of 100 percent. For the period shown in Table 2, all three of the "NM" borrowings growth rates shown for the Peer Group companies were the result of their growth rates exceeding 100 percent. Consistent with the original appraisal, dividend payments, and stock repurchases were factors that contributed to the Peer Group's relatively modest capital growth rate.

     Table 3 displays comparative operating results for Mutual Savings and the Peer Group, based on their earnings for the twelve months ended June 30, 2000. As set forth in the original appraisal, the Bank's updated earnings have been adjusted to reflect the pro forma impact of the acquisition of First Northern, including purchase accounting adjustments. Updated earnings for the Bank and the Peer Group equaled 0.02 percent and 1.07 percent of average assets, respectively. Mutual Savings' significantly lower return continued to be primarily attributable to the write-down of the goodwill, which equaled 0.59 percent of average assets. The Peer Group's higher return also continued to be realized through maintenance of a stronger net interest margin, higher level of non-interest operating income, higher gains, lower goodwill amortization expense (excluding the write-down) and a lower effective tax rate. Lower loss provisions and lower operating expenses remained as earnings advantages for the Bank.

     In terms of core earnings strength, updated expense coverage ratios posted by Mutual Savings and the Peer Group equaled 1.24x and 1.46x, respectively. The Peer Group's stronger expense coverage ratio continued to be attributable to maintenance of a higher net interest income to average assets ratio (3.28 percent versus 2.48 percent for the Bank), which was partially offset by the Bank's lower operating expense to average assets ratio (2.00 percent versus 2.24 percent for the Peer Group). Mutual Savings' operating expense ratio excluded the goodwill amortization expense resulting from the write-down of the goodwill. The Peer Group's higher net interest margin continued to be realized through maintenance of a higher interest income ratio and a lower interest expense ratio.

     Non-interest operating income remained a more significant contributor to the Peer Group's earnings, amounting to 0.44 percent and 0.69 percent of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Mutual Savings' core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 62.3 percent remained less favorable than the Peer Group's efficiency ratio of 54.4 percent.

     Loss provisions remained a slightly larger factor in the Peer Group's earnings, amounting to 0.04 percent and 0.14 percent of average assets for Mutual Savings and the Peer Group, respectively. Net gains also remained a slightly larger factor in the Peer Group's earnings, equaling 0.08 percent and
0.02 percent of the Peer Group's and the Bank's average assets, respectively. As discussed in the original appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the net gains reflected in the Peer Group's and the Bank's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Likewise, the write-down of the goodwill recorded by the Bank, which equaled 0.59 percent of average assets, will continue to be

RP Financial, LC.
Board of Directors
August 25, 2000
Page 12


excluded in comparing the Bank's core earnings strength relative to the Peer Group's. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

     The Bank's updated effective tax rate was significantly higher than the Peer Group's, which was primarily attributable to the limited tax effect of the goodwill write-off. As noted in the original appraisal, the Bank's effective tax rate going forward is expected to be comparable to the Peer Group's effective tax rate of 35.4 percent.

     Credit quality measures continued to be representative of limited credit risk exposure for both the Bank and the Peer Group. As shown in Table 4, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets remained comparable to the Peer Group's ratio (0.22 percent versus 0.23 percent for the Peer Group). Loss reserves as percent of non-performing assets and accruing loans that are more than 90 days were also comparable for the Bank and the Peer Group (190.9 percent versus 188.1 percent for the Peer Group), while the Peer Group's loss reserve ratio as a percent of loans receivable remained higher than the Bank's ratio (0.92 percent versus 0.59 percent for the Bank).

     3.   Stock Market Conditions

     Since the date of the original appraisal, the performance of the overall stock market has been mixed. Stocks generally advanced in mid June 2000, particularly technology stocks, as indications of a slowing economy provided for a more optimistic outlook for interest rates. Expectations of favorable second quarter earnings and the more favorable outlook for interest rates provided for additional gains in the stock market during the first half of July, particularly Old Economy stocks. Volatility was evident in the stock market during the second half of July, as the market reacted to various earnings announcements and forecasts of profitability for the balance of the year. Technology stocks declined sharply at the end of July, primarily on news of less favorable earnings prospects in the telecommunications sector. Signs of a slowing economy generally supported advances in the stock market during most of August, as easing inflation worries lessened expectations of further rate increases by the Federal Reserve. Stocks continued to edge higher following the Federal Reserve's decision to hold rates steady at its late-August meeting. On August 25, 2000, the DJIA closed at 11192.63, an increase of 5.5 percent since the date of the original appraisal.

     Since the date of the original appraisal, the market for thrift issues has also been mixed. Thrift stocks generally declined during the second half of June 2000, reflecting concerns that some thrifts and banks were experiencing a decline in credit quality. The Federal Reserve's decision to leave interest rates unchanged at its late-June meeting, along with expectations that the slowing economy would deter further interest rate increases by the Federal Reserve, supported a recovery in thrift prices during the first half of July. Thrift stocks traded in a narrow range through the end of July, as second quarter earnings generally met expectations. Lower interest rates lifted thrift stocks higher during the first half of August, as bond yields approached their lowest level in more than a year. Thrift stocks stabilized in late-August, as the Federal Reserve's decision to leave rates unchanged was widely anticipated. On August 25, 2000, the

RP Financial, LC.
Board of Directors
August 25, 2000
Page 13






                               [Complex table not
                                EDGAR converted]

RP Financial, LC.
Board of Directors
August 25, 2000
Page 14




     SNL Index for all publicly-traded thrifts closed at 639.2, an increase of
7.2 percent since the date of the original appraisal. The SNL MHC Index closed at 801.2 on August 25, 2000, an increase of 6.6 percent since the date of the original appraisal.

     Similar to the SNL Index for all publicly-traded thrifts, the pricing measures for all publicly-traded thrifts and the Peer Group increased since the date of the original appraisal. Overall, since the date of the original appraisal, the changes in the pricing measures for the Peer Group and all publicly-traded thrifts were fairly comparable. Consistent with the original appraisal, the Peer Group maintained a lower P/B ratio and a higher core P/E multiple than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, seven out of the nine Peer Group companies were trading at higher prices as of August 25, 2000. FloridaFirst, which was included as a Peer Group company in the original appraisal, has been excluded from the Peer Group averages in this update, as the result of announcing a second step conversion. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of June 9, 2000 and August 25, 2000. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

     As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

     Since the date of the original appraisal, there has been limited activity with respect to thrift conversion offerings being completed. As shown in Table 5, only two standard conversion offerings have been completed during the past three months and both have traded above their IPO prices in initial trading activity. The average pro forma price/tangible book and core price/earnings ratios of the recent conversions equaled 51.9 percent and 10.5 times, respectively. There were no MHC offerings completed since the date of the original appraisal and no MHC offerings have been completed during the past three months.

RP Financial, LC.
Board of Directors
August 25, 2000
Page 15



                         Average Pricing Characteristics

                                                              At June 9,             At Aug. 25,             %
                                                                 2000                   2000               Change
                                                                 ----                   ----               ------
Peer Group(1)
Price/Earnings (x)                                               12.19x                 12.40x              1.7%
Price/Core Earnings (x)                                          13.07                  13.33               2.0
Price/Book (%)                                                   76.44%                 78.53%              2.7
Price/Tangible Book(%)                                           79.33                  81.36               2.6
Price/Assets (%)                                                 14.13                  14.53               2.8
Avg. Mkt. Capitalization ($Mil)                                $641.57                $679.11               5.9

All Publicly-Traded  Thrifts
Price/Earnings (x)                                               11.76x                 12.04x              2.4%
Price/Core Earnings (x)                                          12.41                  12.64               1.9
Price/Book (%)                                                   95.73%                 97.90%              2.3
Price/Tangible Book(%)                                          101.90                 104.33               2.4
Price/Assets (%)                                                  9.94                  10.25               3.1
Avg. Mkt. Capitalization ($Mil)                                $156.77                $169.81               8.3

Recent Conversions(2)
Price/Core Earnings (x)                                          19.37x                 14.80x            (23.6)%
Price/Book (%)                                                   67.41%                 71.97%              6.8


(1) Excludes FloridaFirst from Peer Group averages, as the result of announcing second step conversion.

(2)  Ratios based on conversions completed for prior three months.

     Shown in Table 6 are the current pricing characteristics of the conversion offerings completed during last three months. Relative to the original appraisal, which reflected pricing ratios of recent conversion offerings as of June 9, 2000, the newly converted companies reflected a 6.8 percent increase on a P/B basis from an average of 67.41 percent at June 9, 2000 to an average 71.97 percent P/B ratio at August 25, 2000. Comparatively, a 23.6 percent decline was reflected in the core P/E multiple from an average of 19.37 times at June 9, 2000 to an average of 14.80 times at August 25, 2000. It should be noted that the meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished by the small number of companies that comprise the averages for both of the pricing dates.

RP Financial, LC.
Board of Directors
August 25, 2000
Page 16






                               [Complex table not
                                EDGAR converted]

RP Financial, LC.
Board of Directors
August 25, 2000
Page 17






                               [Complex table not
                                EDGAR converted]

RP Financial, LC.
Board of Directors
August 25, 2000
Page 18






Summary of Adjustments

     In the original appraisal, we made the following adjustments to Mutual Savings' pro forma value based upon our comparative analysis to the Peer Group:

                                                            Previous Valuation
Key Valuation Parameters:                                       Adjustment
-------------------------                                   ------------------
Financial Condition                                         Slight Downward
Profitability, Growth and Viability of Earnings             Slight Downward
Asset Growth                                                Slight Downward
Primary Market Area                                         No Adjustment
Dividends                                                   No Adjustment
Liquidity of the Shares                                     No Adjustment
Marketing of the Issue                                      Moderate Downward
Management                                                  No Adjustment
Effect of Government Regulations and Regulatory Reform      No Adjustment


     The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the original appraisal. Accordingly, those parameters were not discussed further in this update.

     In terms of financial condition, on a pro forma basis the Bank's updated financial condition remained comparable to the Peer Group's with respect to credit quality and balance sheet liquidity. The Bank's pro forma higher level of goodwill and lower level of capital continued to result in a less favorable IEA/IBL ratio, less favorable funding composition and less favorable capital strength as compared to the Peer Group's measures. Accordingly, a slight downward adjustment remained appropriate for Mutual Savings' financial condition. Similarly, a slight downward adjustment remained appropriate for Mutual Savings' asset growth. Exclusive of Mutual Savings' growth related to the acquisition of First Northern, the Peer Group's asset growth remained stronger than the Bank's growth and the Bank's lower pro forma tangible equity-to-assets ratio will continue to result in a lower capacity to grow assets through leverage following its stock offering. As set forth in the original appraisal, the downward adjustment applied for asset growth is partially negated by the enhanced growth opportunities that may be realized from the expanded market area and larger customer base that will result from the acquisition of First Northern. The Bank's pro forma earnings continued to reflect less favorable core earnings strength compared to the Peer Group's earnings, as indicated by the Bank's less favorable expense coverage and efficiency ratios. Also consistent with the original appraisal, the Bank's less favorable earnings strength continued to be indicated by Mutual Savings' lower pro forma return on equity and slightly less favorable earnings growth potential. The Bank's less favorable earnings growth potential continued to be indicated by its lower

RP Financial, LC.
Board of Directors
August 25, 2000
Page 19


leverage capacity and the negative earnings impact associated with the goodwill expense that will be created by the acquisition of First Northern. Accordingly, on the basis of the Peer Group's stronger core earnings, a slight downward adjustment remained appropriate for the quality, predictability and growth of the Bank's earnings relative to the Peer Group's.


     The general market for thrift stocks was higher since the date of the original appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts since the date of the original appraisal. Likewise, the pricing measures for the Peer Group and for all publicly-traded thrifts were slightly higher since the date of the original appraisal. Activity in the new issue market has been limited, as only two conversion offerings have been completed during the past three months. Accordingly, we concluded that no further adjustment was warranted for marketing of the issue. Overall, taking into account the foregoing factors, we believe that the Bank's estimated pro market value as set forth in the original appraisal continues to be appropriate.


Basis of Valuation.  Fully-Converted Pricing Ratios

     Consistent with the original appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step conversion;
(2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 7 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the nine public MHC institutions that form the Peer Group.


Valuation Approaches

     In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Mutual Savings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds and the First Northern merger.

     In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and MHC capitalization utilized in original appraisal

RP Financial, LC.
Board of Directors
August 25, 2000
Page 20






                               [Complex table not
                                EDGAR converted]

RP Financial, LC.
Board of Directors
August 25, 2000
Page 21


did not change in this update. The pro forma assumptions utilized for the stock benefit plans were revised to reflect an 8.0 percent ESOP and a 3.0 percent MRP, as compared to an 8.0 percent ESOP and a 4.0 percent MRP as reflected in the original appraisal. The pro forma assumption for reinvestment rate was revised from 6.26 percent to 6.17 percent, which represents the one year U.S. Treasury note rate at June 30, 2000 and is consistent with the reinvestment rate utilized in the prospectus. Offering expenses for the MHC offering were revised to be consistent with the offering expenses that are set forth in the prospectus. The pro assumptions on a fully-converted basis are summarized in Exhibits 3 and 4.

     Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

     Based on the foregoing, RP Financial concluded that the Bank's pro forma market value for a full conversion offering as of August 25, 2000 was $220,254,850 at the midpoint, equal to 22,025,485 shares at $10.00 per share, inclusive of 5,025,485 shares to be issued to First Northern shareholders as the stock component portion of the consideration for the merger. The slight decline in the pro forma market value compared to the original appraisal pro market value of $221,436,850 reflects the issuance of fewer shares to First Northern shareholders (5,143,685 shares in the original appraisal compared to 5,025,485 shares in this update), as the result of a decline in First Northern's total shares outstanding from March 31, 2000 to June 30, 2000 (8,572,808 total shares outstanding at March 31, 2000 compared to 8,375,808 total shares outstanding at June 30, 2000).

     The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank's shareholders. However, we have considered the impact of the Bank's adoption of SOP 93-6 in the determination of Mutual Savings' pro forma market value.

     1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. Mutual Savings' reported earnings, incorporating the purchase accounting acquisition of First Northern, equaled $624,000 for the twelve months ended June 30, 2000. Consistent with the original appraisal, the only adjustments made to reported earnings in deriving the Bank's core earnings were to eliminate gains on the sale of loans and investment securities, which totaled $506,000 for the

RP Financial, LC.
Board of Directors
August 25, 2000
Page 22


twelve months ended June 30, 2000, and to eliminate the $15.6 million revaluation adjustment made to goodwill. The after-tax impact of the revaluation adjustment equaled $13.6 million. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 40.0 percent for the gains eliminated, the Bank's core earnings were determined to equal $13.904 million for the twelve months ended June 30, 2000. See Exhibit 2 for the adjustments applied to the Peer Group companies' earnings in the calculation of their core earnings.

                                                                    Amount
                                                                    ------
                                                                    ($000)
         Net income                                                $   624
         Gain on sale of loans and investments(1)                     (304)
         Revaluation adjustment to intangibles (2)                  13,584
                                                                   -------
           Core earnings estimate                                  $13,904

(1)  Tax effected at 40.0 percent.

(2)  Tax effected as disclosed in the prospectus.


     As the result of the nominal amount of reported earnings that were recorded by the Bank for the twelve months ended June 30, 2000, Mutual Savings' pro forma P/E multiple on a reported earnings basis continued to be not meaningful. Comparatively, the Peer Group's average reported P/E multiple (fully-converted basis) equaled 12.40 times. Based on Mutual Savings' estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's core P/E multiple (fully-converted basis) at the $220.3 million midpoint value equaled 12.71 times. Comparatively, the Peer Group posted an average core P/E multiple of 13.33 times, which provided for an implied discount of 4.7 percent (versus a premium of 13.0 percent as indicated in the original appraisal). The slight discount reflected in the Bank's pro forma core P/E multiple takes into consideration the previously referenced valuation adjustments, the other pricing ratios and the potential benefits of the merger that may be realized through expansion of the Bank's market area and diversification of products and services. A comparison of the Bank's and the Peer Group's fully-converted pricing ratios are indicated in Table 8, and the Bank's pro forma calculations on fully-converted basis are detailed in Exhibits 3 and 4.

     2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value, taking into the pro forma impact of conversion proceeds on a fully-converted basis and the purchase accounting acquisition of First Northern. The amount of goodwill resulting from the acquisition of First Northern was estimated to equal $58.6 million, as set forth in the Bank's prospectus, which resulted in total pro forma goodwill of $69.6 million as of June 30, 2000. Based on the $220.3 million midpoint value, the Bank's P/B and P/TB ratios (fully-converted

RP Financial, LC.
Board of Directors
August 25, 2000
Page 23






                               [Complex table not
                                EDGAR converted]

RP Financial, LC.
Board of Directors
August 25, 2000
Page 24



basis) equaled 61.15 percent and 75.78 percent, respectively. In comparison to the average P/B and P/TB ratios (fully-converted basis) indicated for the Peer Group of 78.53 percent and 81.36 percent, respectively, Mutual Savings' updated ratios were discounted by 22.1 percent and 6.9 percent (versus a discount of 14.1 percent and a premium of 1.1 percent compared to the Peer Group's P/B and P/TB ratios as indicated in the original appraisal). The implied discounts reflected in the Bank's updated pro forma P/B and P/TB ratios take into consideration the previously referenced valuation adjustments, the other pricing ratios and the potential benefits of the merger that may be realized through expansion of the Bank's existing market and diversification of products and services.

     In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The recent standard conversions on average closed at a 51.9 percent P/TB ratio, while, as previously noted, there have been no MHC offerings completed during the past three months. In comparison, the Bank's P/TB ratio of 75.8 percent at the midpoint value reflected an implied premium of 46.0 percent relative to the closing ratio of the recent standard conversion offerings, versus a comparable premium of 37.3 percent indicated in the original appraisal. In comparison to the average current aftermarket P/TB ratios of the recent standard conversions (71.97 percent), the Bank's P/TB ratio at the midpoint value reflects an implied premium of 5.3 percent (versus a premium of 5.9 percent in the original appraisal). As noted in the original appraisal, the Bank's premium ratios are largely attributable to the reduction in tangible book value that results from the goodwill that will be created in connection with the acquisition of First Northern.

     3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $220.3 million midpoint value, Mutual Savings' pro forma P/A ratio (fully-converted basis) equaled 7.92 percent. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 14.53 percent, Mutual Savings' P/A ratio indicated a discount of 45.5 percent (versus a discount of 39.3 percent at the midpoint valuation in the original appraisal).


Valuation Conclusion

     Based on the foregoing, it is our opinion that, as of August 25, 2000, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, was $220,254,850 at the midpoint, equal to 22,025,485 shares at a per share value of $10.00. The pro forma market value

RP Financial, LC.
Board of Directors
August 25, 2000
Page 25

includes 5,025,485 shares to be issued in connection with the First Northern merger. Based on this valuation, the midpoint of the fully-converted offering range is $170,000,000, equal to 17,000,000 shares at $10.00 per share. Pursuant to conversion guidelines, the 15 percent fully-converted offering range indicates a minimum value of $144,500,000 and a maximum value of $195,500,000. Based on the $10.00 per share offering price determined by the Board and incorporating the 5,025,485 shares issued in connection with the First Northern merger, this valuation range equates to total shares outstanding of 19,475,485 at the minimum and 24,575,485 at the maximum. In the event the appraised value is subject to an increase, the fully-converted offering range may be increased up to a supermaximum value of $224,825,000 without requiring a resolicitation. Based on the $10.00 per share offering price and incorporating the 5,025,485 shares issued in connection with the First Northern merger, the supermaximum value would result in total shares outstanding of 27,507,985.

     The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 49.9 percent ownership interest of the total shares outstanding, including the shares to be issued to the First Northern shareholders. Accordingly, the offering to the public of the minority stock will equal $46,927,820 at the minimum, $59,652,320 at the midpoint, $72,376,820 at the maximum and $87,010,000 at the supermaximum. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 8 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 9 and are detailed in Exhibits 5 and 6.


                                         Respectfully submitted,

                                         RP FINANCIAL, LC.



                                         /s/ William E. Pommerening
                                         --------------------------
                                         William E. Pommerening
                                         Chief Executive Officer



                                         /s/ Gregory E. Dunn
                                         -------------------
                                         Gregory E. Dunn
                                         Senior Vice President

RP Financial, LC.



                                LIST OF EXHIBITS




Exhibit
Number                   Description
-------                  -----------

  1           Stock Prices: As of August 25, 2000

  2           Peer Group Core Earnings Analysis

  3           Pro Forma Analysis Sheet -- Fully Converted Basis

  4           Pro Forma Effect of Conversion Proceeds -- Fully Converted Basis

  5           Pro Forma Analysis Sheet -- Minority Stock Offering

  6           Pro Forma Effect of Stock Proceeds -- Minority Stock Offering

  7           Firm Qualifications Statement




                         [Exhibits not EDGAR converted]